17006220

SEC
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Section

28 2017

Washington DC
416

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65408 65408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenwich Prime Trading Group, LLC
Greenwich Prime Trading Group LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Horseshoe Hill Road, West
(No. and Street)

Pound Ridge | New York | 10576
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Savitz 203-338-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – if individual, state last, first, middle name)

218 Danbury Road | Wilton | CT | 06897
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Savitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwich Prime Trading Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Member

Title

Notary Public

CAMILLE R. BARBELLA
NOTARY PUBLIC
Connecticut
Commission Expires [illegible] 19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenwich Prime Trading Group, LLC

Contents

SECTION I
REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

Report of Independent and Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statements	3-6

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Greenwich Prime Trading Group, LLC

We have audited the accompanying statement of financial condition of Greenwich Prime Trading Group, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Greenwich Prime Trading Group, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenwich Prime Trading Group, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 20, 2017

Greenwich Prime Trading Group, LLC

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 381,541
Security deposit	50,044
Fixed assets, net	14,353
Other assets	9,782
Total assets	$ 455,720
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses and other liabilities	17,021
Total liabilities	17,021
Members' Equity	438,699
Total liabilities and Members' equity	$ 455,720

See Notes to Financial Statements.

Note 1. Organization

Greenwich Prime Trading Group, LLC (the "Company") is a Connecticut limited liability company. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC."

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets consisting of furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

The Company records its commission revenues and related expenses on a trade-date basis as securities transactions occur.

Under certain customer arrangements, a portion of commissions generated are segregated for "Soft Dollar" use. The Company sets aside a pre-set amount collected on each trade in a Special Reserve Account. Money is utilized for paying bills associated with client research activity under Section 28(e) of the Securities Exchange Act of 1934. Soft Dollars are accounted as deferred revenue and reduced when Soft Dollar expenses are paid.

The Company follows the provisions of FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Financial instruments in this category generally include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives and redeemable investments in alternative investment funds. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Financial instruments in this category generally include equity and debt positions in private companies, and nonredeemable investments in alternate investment funds.

The Company assesses the levels of investments held at each measurement date, and transfers between levels are recognized on the measurement date in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year. The Company does not invest or trade securities for its own account.

Note 3. Receivables From Brokers and Dealers

The clearing and depository operations for the Company's security transactions are provided by its clearing broker, Goldman Sachs Execution & Clearing, L.P., pursuant to a clearing agreement until September 25, 2014. Effective September 26, 2014, Merrill Lynch began acting as clearing broker to carry and clear on a fully disclosed basis cash and margin accounts. At December 31, 2016, the Company did not maintain a clearing agreement with a clearing broker and did not have any deposits or receivables from brokers and dealers.

Note 4. Income Taxes

The Company is not subject to federal income tax, but may be subject to certain state taxes. Each Member is individually liable for taxes on its share of the Company's income or loss. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the companies tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The Managing Member has reviewed the Company's tax positions for the open tax years (current and prior three tax years) to determine if additional taxes would be due if such positions were examined, and has concluded that there are no material uncertain income tax positions for which an expense and liability should be recorded. The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2012.

Note 5. Regulatory Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital, of the greater of $250,000 or 6-2/3% of aggregate indebtedness which requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2016, the Company had net capital, as defined, of

$364,521 which exceeded the required amount by $114,521. At December 31, 2016, the Company's net capital ratio was 0.05 to 1.

Note 6. Profit-Sharing Plan

For the year ended December 31, 2016, the Company contributed $2,730 to a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Plan"). As of December 31, 2016, the "Plan" was terminated.

Note 7. Commitments and Contingencies

The Company was obligated under a non-cancelable operating lease for office space expiring April 2018. On October 24, 2016, the Company entered into a lease cancelation agreement and paid a $55,528 cancelation fee. For the year ended December 31, 2016, rent expense was $220,531. As of December 31, 2016, the cash security deposit of $50,044 related to the office lease agreement was pending receipt.

Note 8. Fixed Assets

Details of fixed assets at December 31, 2015 are as follows:

Computer equipment	$ 135,568
Furniture	69,541
Leasehold improvements	50,673
	255,782
Less accumulated depreciation and amortization	(241,429)
Fixed assets, net	$ 14,353

Note 9. RULE 15C3-3

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

Note 10. Off-Balance-Sheet Risk and Concentration of Risk

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The company had two clients which provided 12% and 23% respectively, of the commission revenue generated in 2015.

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 12. Related Party Transactions

Compensation and benefits are paid to Members employed by the Company in accordance with the Amended and Restated Operating Agreement effective January 1, 2006. At December 31, 2016, the Company does not have a payable to Members in the statement of financial condition for compensation and benefits.

Note 13. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure. On Oct 12, 2016, the Company entered into a Purchase and Sales Agreement and plans to continue operations under new ownership. As of the date these financials statements were issued, it is pending FINRA 1017 approval.